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                 October 11, 2022

       Michael J. Mazzei
       Chief Executive Officer and Director
       BrightSpire Capital, Inc.
       590 Madison Avenue, 33rd Floor
       New York, NY 10022

                                                        Re: BrightSpire
Capital, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed October 4,
2022
                                                            File No. 333-267733

       Dear Michael J. Mazzei:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Catherine De Lorenzo at 202-551-4079 or Jeffrey Gabor at 202-551-
       2544 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Real Estate & Construction
       cc:                                              David Palame, Esq.